UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-34936

Noah Holdings Limited

(Registrant’s name)

333 North Bridge Road, #05-11

Odeon 333

Singapore 188721

+65 6911-8211

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit 3.1	Seventh Amended and Restated Memorandum and Articles of Association
Exhibit 99.1	Press Release
Exhibit 99.2	Announcement—Poll Results of the Annual General Meeting Held on June 11, 2026 and Payment of Final Dividend and Special Dividend

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: June 12, 2026